UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40745

MCLOUD TECHNOLOGIES CORP.

(Registrant)

550-510 Burrard Street

Vancouver, BC V6C 3A8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MCLOUD TECHNOLOGIES CORP.
(Registrant)

Date November 29, 2021	By	/s/ Russel H. McMeekin
Russel H. McMeekin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 26, 2021 - mCloud to Host Third Quarter 2021 Financial Results Conference Call on November 29, 2021

99.2	Press Release dated November 25, 2021 - mCloud Amends Existing Credit Facility with Addition of C$5Million Accordion

99.3	Press Release dated November 24, 2021 - mCloud Announces Pricing of $9.5 Million Underwritten Public Offering and Uplisting to Nasdaq